UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
 ________________________

SCHEDULE 14F-1

INFORMATION STATEMENT
PURSUANT TO
SECTION 14(f) OF THE
SECURITIES EXCHANGE ACT OF 1934
AND RULE 14f-1 THEREUNDER
 ________________________

Commission File Number:  001-35824

Professional Diversity Network, Inc.
(Exact Name of Registrant as Specified in its Charter)

Delaware (State or Other Jurisdiction of Incorporation or Organization)	80-0900177 (I.R.S. Employer Identification No.)

801 W. Adams Street, Suite 600, Chicago, Illinois 60607
(Address of Principal Executive Offices) (Zip Code)

Telephone:  (312) 614-0950
(Registrant’s Telephone Number, Including Area Code)

October 26, 2016

PROFESSIONAL DIVERSITY NETWORK, INC.
801 W. Adams Street, Suite 600
Chicago, Illinois 60607

INFORMATION STATEMENT
PURSUANT TO
SECTION 14(f) OF THE
SECURITIES EXCHANGE ACT OF 1934
AND RULE 14f-1 THEREUNDER

NOTICE OF PROPOSED CHANGE IN THE MAJORITY OF THE BOARD OF DIRECTORS

No vote or other action by stockholders is required in response to this Information Statement.
Proxies are not being solicited.

INTRODUCTION

This Information Statement is being furnished by Professional Diversity Network, Inc. (the “Company,” “we,” “us” or “our”) pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 promulgated under the Exchange Act (“Rule 14f-1”).  This Information Statement is being provided solely for informational purposes and not in connection with a vote of our stockholders.

This Information Statement is being mailed on or about October 26, 2016 to the holders of our common stock, par value $0.01 per share (“Common Stock”), regarding a change of a majority of the members of our board of directors (the “Board”) (five out of nine members) to be effected in connection with the transactions contemplated by the Stock Purchase Agreement, dated August 12, 2016 (the “Purchase Agreement”), between us and Cosmic Forward Limited (“CFL”).

Pursuant to the Purchase Agreement, we have agreed to issue and sell to CFL, and CFL has agreed to purchase, at a price of $9.60 per share, upon the terms and subject to the conditions set forth in the Purchase Agreement, a number of shares of our Common Stock such that CFL will beneficially own 51% of the outstanding shares of Common Stock on a fully-diluted basis, after giving effect to the consummation of the transactions contemplated by the Purchase Agreement (the “Share Issuance”).  The closing of the Share Issuance (the “Closing”) is expected to occur if and when all conditions precedent to the Closing are waived or satisfied.  Pursuant to the Purchase Agreement, we have agreed to take actions such that at the Closing, our Board will consist of nine directors, five of whom will be designated by CFL.

It is currently anticipated that as of the Closing, Katherine Butkevich, Stephen Pemberton and Andrea Sáenz will resign from our Board and the remaining members of the Board will appoint the following persons designated by CFL to fill the vacancies created and to serve until the next annual meeting of stockholders (and until their successors are duly elected and qualified): Xiaojing Huang, Xianfang Liu, Jingbo Song, Maoji (Michael) Wang and Hao Zhang. See “Information Concerning Officers and Directors - Directors After the Closing” for information concerning the appointees to the Board.

As a result of a change in a majority of the members of our Board (five out of nine members), pursuant to Rule 14f-1 we are required to file with the Securities and Exchange Commission (the “SEC”) and transmit to our stockholders this Information Statement at least ten days before the appointment of Messrs. Liu, Song, Wang and Zhang and Ms. Huang becomes effective.

No action is required by our stockholders in connection with this Information Statement. Please read this Information Statement carefully.  It contains certain biographical and other information concerning the persons who will be appointed as directors at the time of the Closing.  However, their appointment will not become effective until at least ten days after we have filed this Information Statement with the SEC and transmitted it to our stockholders. All of our filings with the SEC and exhibits thereto may be inspected without charge at the public reference room of the SEC at 100 F Street, N.E., Washington, DC 20549 or obtained on the SEC’s website at www.sec.gov.

The approximate date of mailing of this Information Statement is October 26, 2016.

IMPORTANT

On September 27, 2016, we effected a reverse stock split of Common Stock at a ratio of 1-for-8 (the “Reverse Split”).  As a result of the Reverse Split, every eight shares of the issued and outstanding Common Stock were automatically converted into one newly issued and outstanding share of Common Stock, without any change in the par value per share. Any fractional shares resulting from the Reverse Split were rounded up to the nearest whole share. The following amounts as set forth in this Information Statement have been adjusted accordingly:

●	the number of shares of Common Stock to be issued in the Share Issuance (however, the number of shares to be sold pursuant to the Purchase Agreement will continue to represent 51% of the outstanding shares of common stock on a fully diluted basis, after giving effect to the transactions contemplated thereby);

●	the per share price of the shares of Common Stock to be purchased in the Share Issuance;

●	the number of shares of Common Stock owned by certain beneficial owners of Common Stock, including our management;

●	the number of shares of Common Stock outstanding as set forth in this Information Statement; and

●	the number of shares of Common Stock reserved for issuance upon exercise of all outstanding stock options and settlement of warrants to purchase shares of our Common Stock and exercise price of such options and warrants.

INFORMATION STATEMENT

PROPOSED CHANGE OF CONTROL

On August 12, 2016, we entered into the Purchase Agreement with CFL.  Pursuant to the Purchase Agreement, we have agreed to issue and sell to CFL, and CFL has agreed to purchase, at a price of $9.60 per share, upon the terms and subject to the conditions set forth in the Purchase Agreement, a number of shares of our Common Stock such that, after giving effect to the consummation of the transactions contemplated by the Purchase Agreement, CFL will beneficially own 51% of the outstanding shares of Common Stock on a fully-diluted basis.  See “Transactions with Related Persons—Purchase Agreement” for further details on the terms of the Purchase Agreement.  At the special meeting of stockholders held on October 17, 2016, our stockholders approved the Share Issuance and an amendment to our certificate of incorporation, as amended, to increase the number of authorized shares of Common Stock to 45,000,000 (on a post-split basis).  Subject to the conditions to the Closing, as a result of the transactions contemplated by the Purchase Agreement, a change in control of the Company will occur.

Pursuant to the Purchase Agreement and the stockholders’ agreement to be entered into on the Closing, we have agreed that as of the Closing, our Board will consist of nine directors, and CFL will have the right to nominate one director for every 9.9% of total voting power that CFL, each of the shareholders of CFL (the “CFL Shareholders”) and their respective controlled affiliates (collectively, the “CFL Group”) beneficially own, up to a maximum of six directors.  Based on CFL’s ownership of 51% of the outstanding shares of Common Stock following the Closing, CFL will have the right to nominate five members of the Board.  We have also agreed that as of the Closing, each of the committees of our Board will include at least one member designated by CFL and that James Kirsch and Jingbo Song will be appointed to serve as co-chairpersons of the Board.

The size of our Board is currently set at nine, and the Board currently consists of seven directors elected at our annual meeting of stockholders on September 26, 2016, with two vacancies.  It is currently anticipated that as of the Closing, Katherine Butkevich, Stephen Pemberton and Andrea Sáenz will resign from our Board and the remaining members of the Board will appoint five directors designated by CFL, three of whom are to be independent directors.  We have been advised by CFL that it intends to designate Messrs. Liu, Song, Wang and Zhang and Ms. Huang (the “CFL Board Designees”) to be appointed as directors as of the Closing to serve until the next annual meeting of stockholders (and until their successors are duly elected and qualified).  See “Information Concerning Officers and Directors - Directors After the Closing” for more information concerning the CFL Board Designees.

INFORMATION CONCERNING OFFICERS AND DIRECTORS

Directors Prior to the Closing

Set forth below is biographical information for each of our directors prior to the Closing.

Name	Age	Position
Katherine Butkevich	55	Chief Executive Officer and Director
Lee Hillman	60	Director
Star Jones	54	President and Director
James Kirsch	55	Executive Chairman
Stephen Pemberton	49	Director
Andrea Sáenz	43	Director
David Schramm	67	Director

Katherine Butkevich has been our Chief Executive Officer since March 30, 2016 and has served on our Board since September 2016. Before her appointment, Ms. Butkevich had been a consultant to the Company’s NAPW division since January 2016, helping optimize NAPW’s operations, analyze the market opportunity and build a strategic plan for sustainable and profitable growth and increased member retention. Prior to that, from September 2014 to March 2016, she served as chief operating and financial officer of Recyclebank, a venture capital backed marketing-as-a-service company focused on recycling. Before joining Recyclebank, Ms. Butkevich served as chief financial officer of NAPW, Inc. from April 2012 to April 2014. Earlier, from November 2010 through March 2012, Ms. Butkevich was an independent consultant assisting private clients with their capital raising activities.  Prior to that, Ms. Butkevich served as a VP of Emigrant Capital, the private equity division of Emigrant Bank, and from April 2009 through November 2010, she simultaneously served as chief financial officer of Emigrant Capital’s portfolio companies, Boylan Bottling Company and The Jolt Company. During her over 30 year long career, Ms. Butkevich also held numerous other financial and operational leadership positions in middle market, PE/VC–backed companies as well as at GE Capital, the financing arm of the General Electric Company. She began her career at KPMG and is a Certified Public Accountant. She holds a bachelor’s degree from the University of Miami and is also a graduate of GE’s world-renowned Management Development Institute at Crotonville. Ms. Butkevich was selected to serve as a director based on her experience and expertise in the area of finance, as well as her in-depth knowledge of the business of the NAPW division.

Lee Hillman has served on our Board since July 2016. He has served as the CEO of Performance Health Systems, LLC, or its predecessor, a business manufacturing and distributing PowerPlate® and bioDensity™ branded, specialty health and exercise equipment, since 2009.  Mr. Hillman has also served as President of Liberation Advisory Group and Liberation Management Services, LLC since 2003.  Mr. Hillman currently serves as member of the Board of Directors of HC2 Holdings, Inc., a diversified holding company engaged in acquiring and growing businesses in the United States and internationally. He also serves as a member of the Board of Directors of Lawson Products, Inc., where he serves as Chair of the compensation committee and as Chair of the Financial Strategies Committee.  Mr. Hillman also serves as a Trustee of Adelphia Recovery Trust.  He serves as a member of the audit committee of each of the aforementioned boards.  Mr. Hillman is a certified public accountant and former audit partner with Ernst & Young, LLP. Mr. Hillman’s experience as a chief executive officer, chief financial officer and director of other public U.S. and international companies and as a former audit partner of an international accounting firm provides valuable insights to our Board.

Star Jones has served on our Board and has been our President since September 2014.  Before that, from May 2013 to May 2014, she served as Chief Development Officer, and, from June 2014 to September 2014, as President of NAPW (before it became our wholly-owned subsidiary).  She joined NAPW’s predecessor company in September 2011 as its National Spokesperson. As President, Ms. Jones is responsible for the overall development, expansion, integration and implementation of our development and programming strategy. In addition, she also serves as our “brand ambassador” tasked with conveying our message, brand and image worldwide. Ms. Jones is a licensed attorney in the State of New York and former Senior Assistant District Attorney for the City of New York. She began her professional career specializing in victim and family advocacy as a Homicide and Major Crime prosecutor. She worked in television for over two decades as a host, commentator, reporter and contributor for the ABC, NBC and CNN networks. From 1997 to 2006 she co-hosted ABC’s daytime show The View. Ms. Jones is also an accomplished author who has written two best-selling non-fiction books, You Have to Stand for Something, or You’ll Fall for Anything and Shine...a Physical, Emotional & Spiritual Journey to Finding Love. Her third book, Satan’s Sisters, a fictional account of the behind-the-scenes workings of a daytime talk show, was published in the spring of 2011, and is being developed into a network television movie and series by VH1, which Ms. Jones is co-executive producing. In the corporate world, Ms. Jones has been a featured personality for numerous consumer brands including Payless, Saks Fifth Avenue and Kohls, and has appeared on the cover of and/or been featured in a number of major newspapers and magazines in the country on topics ranging from news to lifestyle. Her newest venture, Status, by Star Jones, a collection of women’s apparel for the professional woman, was launched by QVC in the fall of 2013. Since 2011, she has actively participated in the American Heart Association’s National Go Red efforts, has lobbied Congress on behalf of that association and was asked by the Presidential Inaugural Committee to speak at the National Day of Service on heart health during President Obama’s 2013 Inauguration. As the National Volunteer for the American Heart Association, Ms. Jones led NAPW in its efforts to help raise awareness of heart disease during “Heart Month,” helping to raise millions of dollars for much needed research and community outreach. Ms. Jones was selected to serve as a director based on her substantial leadership and networking abilities, as well as her in-depth knowledge of the business of NAPW.

James Kirsch has been an executive with us since 2008 and has served as the Chairman of our Board since the consummation of our initial public offering in March 2013. He served as our Chief Executive Officer from the consummation of our initial public offering in March 2013 to March 2016 at which time he transitioned to the position of Executive Chairman and assumed management responsibilities for the Company’s PDN Network and Noble Voice divisions. Mr. Kirsch served as Chief Strategic Officer at AMightyRiver.com, a division of the Company from 2004 to 2008 and from 1996 to 2001 as Chief Executive Officer of eSpecialty Brands, an online retail company. Mr. Kirsch was selected to serve as a director based on the Board’s belief that his broad executive experience and his experience as a founder of our Company brings him unique understanding of the challenges and opportunities for our Company.

Stephen Pemberton has been a director, chairman of our nominating and corporate governance committee and a member of our audit and compensation committees since the consummation of our initial public offering in March 2013. Mr. Pemberton currently serves as Vice-President, Diversity and Inclusion for Walgreens Boots Alliance, Inc., a global pharmacy-led, health and wellbeing enterprise. He joined Walgreen, Co. as Divisional Vice-President and Chief Diversity Officer in 2011. From 2005 to 2010, Mr. Pemberton was Chief Diversity Officer and Vice-President of Diversity and Inclusion at Monster Worldwide.com. Mr. Pemberton received a B.A. in Political Science from Boston College in 1989.  Mr. Pemberton was selected to serve as a director based on the Board’s belief that as a respected authority on diversity and inclusion matters in the workplace, he provides the Board with insight and experience he has gained from his service as a Chief Diversity Officer at two public companies.

Andrea Sáenz has been a Director since the Company’s initial public offering in March of 2013. From 2012 to present she has served as First Deputy Commissioner for the Chicago Public Library, a citywide system of 80 neighborhood libraries. In this role, she leads program design and evaluation and supports strategy and organizational development. Prior to joining the Library, from 2011 to 2012, Ms. Sáenz served as Chief of Staff to Chicago Public Schools CEO, coordinating strategy development, implementation of district-wide initiatives and foundation, corporate and government grant development. From 2010 to 2011, Ms. Sáenz was Policy Advisor at the Office of Career, Technical and Adult Education at the US Department of Education in Washington, DC and Executive Director of the Hispanic Alliance for Career Enhancement (HACE), a national organization working collaboratively with business and non-profit employers, universities and schools to increase Latinos’ entry into and success in professional careers. Ms. Sáenz was selected to serve as a director based on the Board’s belief that she brings critical experience as an accomplished leader in the field of professional and educational advancement with expertise in educational and career access for minorities.

David Schramm has served on our Board since July 2016. Mr. Schramm is currently retired.  From 2014 to 2015, Mr. Schramm served as advisor to the Board of Directors of Maxwell Technologies, Inc., a developer, manufacturer and marketer of energy storage and power delivery products for transportation, industrial, information technology and other applications and microelectronic products for space and satellite applications. From 2007 until 2013, Mr. Schramm was President and CEO of Maxwell Technologies, Inc.  From 2001 to 2006, he was president and chief executive officer of Arrowhead Products Corp., a leading supplier of specialty systems to the aerospace and automotive industries. Previously, he spent the bulk of his business career in a series of senior management and engineering positions with General Motors. Mr. Schramm brings to the Board his extensive managerial experience and expertise in a broad range of board oversight matters.

It is currently anticipated that at the time of the Closing, Mss. Butkevich and Sáenz and Mr. Pemberton will resign from the Board.

Directors After the Closing

It is currently anticipated that the following four of our existing directors, Lee Hillman, James Kirsch, Star Jones and David Schramm, will continue to serve on our Board.  We have been advised by CFL that it intends to designate Messrs. Liu, Song, Wang and Zhang and Ms. Huang to be appointed as directors as of the Closing.  Pursuant to the Purchase Agreement, we have also agreed that as of the Closing, James Kirsch and Jingbo Song shall be appointed to serve as co-chairpersons of the Board.

None of the CFL Board Designees currently serve or have ever served as an officer or director of the Company.

Name	Age	Position
Lee Hillman	61	Director
Xiaojing Huang	60	Director
Star Jones	54	President and Director
James Kirsch	55	Executive Chairman
Xianfang Liu	64	Director
David Schramm	67	Director
Jingbo Song	63	Director
Maoji (Michael) Wang	44	Director
Hao Zhang	49	Director

The biographical information for Messrs. Hillman, Kirsch and Schramm and Ms. Jones is set forth above under “Directors Prior to the Closing.”

Xiaojing Huang was a senior consultant at Shaklee (China) Co., Ltd., a manufacturer and distributor of personal care products based in China, from September 2005 to September 2016.

Xianfang Liu has been a professor and Director of the Center for International Business Studies at the New York Institute of Technology (NYIT) since September 1997.  Since September 2008, Mr. Liu has also served as Executive Associate Dean for Global Programs at NYIT.  From December 2006 to September 2008, he also served as Dean of the School of Management at NYIT.

Jingbo Song has served as Chairman of GNet Group Plc., an e-commerce company based in China, since March 2016. Before joining GNet Group Plc., Mr. Song was retired.

Maoji (Michael) Wang is the managing partner of Beijing Daqian Law Firm, and has held that position since November 2005.  Mr. Wang has also served as a vice president at GNet Group Plc, an e-commerce company based in China, since April 2014, and as Chief Executive Officer of Tibet Weibai Investment Fund Management Co., Ltd. since March 2016, Guangzhou Gaixin Network Technology Development Co., Ltd. since May 2016 and Guangzhou Yougaojiu Marketing Management Co., Ltd. since June 2016.  He has also worked as a supervisor at Guangzhou Wu Wei E-commerce Services Co., Ltd. since January 2015 and Yunnan Linkenuodi Education Information Consulting Co., Ltd. since November 2012.

Hao Zhang is a private investor based in China.  Mr. Zhang has served as a director of Wealth Power Global Trading Limited since June 2015.

The newly appointed directors were not provided with any compensation in connection with their appointment.

Executive Officers

The biographical information for Mr. Kirsch and Mss. Butkevich and Jones is set forth above under “Directors Prior to the Closing.”  Pursuant to the Purchase Agreement, we have also agreed that as of the Closing, James Kirsch and Jingbo Song shall be appointed to serve as co-chairpersons of the Board.

Name	Age	Position
Katherine Butkevich	55	Chief Executive Officer
Star Jones	54	President and Director
James Kirsch	55	Executive Chairman
David Mecklenburger	56	Chief Financial Officer
Christopher Wesser	46	Executive Vice President, General Counsel and Secretary

David Mecklenburger has been our Chief Financial Officer since July 2013. From July 2013 to March 2015, he also served as the Company’s Secretary.  Prior to joining the Company, Mr. Mecklenburger served as Vice President of Business Integration for General Cable Corporation, a publicly traded global provider of wire and cable products, from 2009 to 2012. Mr. Mecklenburger has a bachelor’s degree in Accountancy from the University of Illinois at Urbana-Champaign and a master’s degree in Business Administration from the Kellogg School of Management of Northwestern University.  Mr. Mecklenburger is a Certified Public Accountant.

Christopher Wesser has been our Executive Vice President and General Counsel since September 2014 and our Secretary since March 2015.  Mr. Wesser joined the Company following the acquisition by the Company of NAPW, Inc.  Prior to that, from September 2009 to September 2014, he served as NAPW, Inc.’s General Counsel and Secretary, managing all legal, insurance, logistical and business risk matters for NAPW until its merger with the Company.  Mr. Wesser received a B.A. degree, summa cum laude, from LeMoyne College and a J.D. degree from the College of William & Mary School of Law.

INFORMATION CONCERNING OUTSTANDING SECURITIES

As of October 17, 2016, our authorized capital stock consists of 45,000,000 shares of Common Stock and 1,000,000 shares of preferred stock, par value $0.01 per share.  As of October 17, 2016, we had 1,815,232 shares of Common Stock outstanding, as adjusted to reflect the Reverse Split, held by approximately 13 stockholders of record.  As of October 17, 2016, approximately 609,805 shares, as adjusted to reflect the Reverse Split, were reserved for issuance upon exercise of all outstanding stock options and settlement of warrants to purchase shares of our Common Stock.  Each share of Common Stock has the same relative rights as, and is identical in all respects with, each other share of Common Stock.  As of October 17, 2016, no shares of preferred stock were issued or outstanding.  Each share of Common Stock entitles the holder thereof to one vote on each matter which may come before a meeting of the stockholders.  As of the date of this Information Statement, CFL does not own any shares of our Common Stock.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information regarding the beneficial ownership of our Common Stock as of October 17, 2016 by:

●	each person known by us to beneficially own more than 5% of our Common Stock;

●	each of our current named executive officers;

●	each of our directors and the CFL Board Designees; and

●	all of our directors and current executive officers as a group.

In determining the number and percentage of shares beneficially owned by each person, shares that may be acquired by such person pursuant to options exercisable or restricted stock units that vest within 60 days after October 17, 2016 are deemed outstanding for purposes of determining the total number of outstanding shares for such person and are not deemed outstanding for such purpose for all other stockholders.  To our knowledge, except as otherwise indicated, beneficial ownership includes sole voting and dispositive power with respect to all shares.

Unless otherwise noted below, the address for each person or entity listed in the table is c/o Professional Diversity Network, 801 W. Adams Street, Suite 600, Chicago, Illinois 60607.

Name and Address of Beneficial Owner	Number of Shares Beneficially Owned (1)		Percentage of Class (2)
5% Stockholders
White Winston Select Asset Funds, LLC	343,750	(3)	15.92%
Daniel Ladurini	286,318	(4)	15.77%
North Star Investment Management Corporation	195,498	(5)	10.77%
Matthew B. Proman	251,457	(6)	13.51%
Named Executive Officers and Directors
Katherine Butkevich	19,167	(7)	1%
Lee Hillman	2,500	(8)	*
Xiaojing Huang	-		-
Star Jones	120,075		6.61%
James Kirsch	188,412	(9)	10.12%
Xianfang Liu	-		-
David Mecklenburger	3,063	(10)	*
Stephen Pemberton	1,055	(11)	*
Andrea Sáenz	1,149	(12)	*
David Schramm	7,500	(13)	*
Jingbo Song	-		-
Maoji (Michael) Wang	-		-
Hao Zhang	-		-
Directors and executive officers as a group (10 persons)	372,893	(14)	19.78%

__________
*	Less than 1%.

(1)	Does not include beneficial ownership of the approximately 2,197,672 shares of Common Stock CFL has agreed to purchase in the Share Issuance because CFL’s acquisition of such shares is subject to certain conditions outside of its control.

(2)	The percentages reported are based on 1,815,232 outstanding shares of our common stock as of October 17, 2016.

(3)	Based on Schedule 13D filed by White Winston Select Asset Funds, LLC (“White Winston”) on July 11, 2016. All of these shares may be acquired upon the exercise of two warrants that are currently exercisable or will become exercisable within 60 days of October 17, 2016. White Winston has the sole voting power and the sole dispositive power over the 343,750 shares of our Common Stock underlying the warrants. Todd M. Enright, Mark Blundell and Donald Feagan, the managers (the “Managers”) of White Winston, have shared voting power and dispositive power over the 343,750 shares of our Common Stock underlying the warrants. Does not include a warrant to purchase 125,000 shares of our Common Stock exercisable beginning on December 30, 2016. White Winston’s and the Managers’ address is 265 Franklin St., Suite 1702, Boston, MA 02110.

(4)	Includes 258,973 shares held by the Ladurini Family Trust, of which Daniel Ladurini is Trustee. Mr. Ladurini holds voting and dispositive power over the shares held by the Ladurini Family Trust. Prior to the consummation of our initial public offering in March 2013, the Ladurini Family Trust entered into option agreements with certain of our directors and officers pursuant to which such directors and officers may purchase, during a ten year exercise period, from the Ladurini Family Trust, up to 10% of our shares of Common Stock held by the Ladurini Family Trust, at $64.00 per share, the initial public offering price (as adjusted to reflect the Reverse Stock Split).

(5)	Based on a Schedule 13G/A filed by North Star Investment Management Corporation (“North Star”) on January 19, 2016. North Star has sole power to vote or direct the vote of 156,707 shares, sole power to dispose or direct the disposition of 156,707 shares and the power to dispose or direct the disposition of 38,791 shares. North Star’s address is 20 N. Wacker Drive, Suite 1416, Chicago, Illinois 60606.

(6)	Based on our records and the Form 4 filed by Mr. Proman on June 20, 2016. Includes (i) an option to purchase 22,875 shares at an exercise price of $27.6 per share, (ii) a warrant to purchase 6,250 shares at an exercise price of $32.00 per share, and (iii) a warrant to purchase 16,407 shares at an exercise price of $80.00 per share. Mr. Proman has sole power to vote or direct the vote of all shares beneficially owned by him and sole power to dispose or direct the disposition of all shares beneficially owned by him. Mr. Proman’s address is 966 Wateredge Place, Hewlett, NY 11557.

(7)	All of these shares may be acquired upon the exercise of options that are currently exercisable or will become exercisable within 60 days of October 17, 2016.

(8)	All of these shares are held by a trust, of which Mr. Hillman is the trustee.

(9)	125 of these shares are held by Mr. Kirsch’s daughter who shares the same household as Mr. Kirsch in an account over which Mr. Kirsch serves as custodian. 125 of these shares are subject to Mr. Kirsch’s investment power and held in an account for Mr. Kirsch’s adult son and 125 of these shares are subject to Mr. Kirsch’s investment power and held in an account for Mr. Kirsch’s adult daughter. 46,166 of these shares are currently owned by the Ladurini Family Trust and subject to an option agreement between the Ladurini Family Trust and Mr. Kirsch pursuant to which Mr. Kirsch may purchase, during a ten year exercise period that began in March 2013, from the Ladurini Family Trust a number of shares of our Common Stock at $64.00 per share, the initial public offering price of such stock, as adjusted to reflect the Reverse Stock Split, as to which Mr. Kirsch would have sole voting and sole dispositive power upon acquisition. As of the date of this Information Statement, Mr. Ladurini is also the beneficial owner of these 46,166 shares.

(10)	Includes 2,500 shares that may be acquired upon the exercise of options that are currently exercisable or will become exercisable within 60 days of October 17, 2016.

(11)	Includes 1,055 shares that may be acquired upon the exercise of options that are currently exercisable, or will become exercisable within 60 days of October 17, 2016.

(12)	Includes 1,055 shares that may be acquired upon the exercise of options that are currently exercisable, or will become exercisable within 60 days of October 17, 2016.

(13)	All of these shares are held by a trust, of which Mr. Schramm and his wife are co-trustees.

(14)	Includes an aggregate of 52,050 shares that may be acquired upon the exercise of options that are currently exercisable or will become exercisable within 60 days of October 17, 2016.

CORPORATE GOVERNANCE

Director Independence

Our Board has reviewed the materiality of any relationship that each of our directors has with us, either directly or indirectly.  Based on this review, our Board has determined that each of the following current members of our Board, Messrs. Hillman, Pemberton and Schramm and Ms. Sáenz, was “independent” as defined by Rule 5605(a)(2) of the Listing Rules of the Nasdaq Stock Market.  In addition, each of Messrs. Feierstein and Marovitz, who resigned from our Board on June 29, 2016, Ms. Brazile, who resigned from our Board on August 22, 2016, and Ms. Zuckerberg, who did not stand for re-election at the 2016 annual meeting of stockholders, was “independent” as defined by Rule 5605(a)(2) of the Listing Rules of the Nasdaq Stock Market.  It is currently anticipated that, as of the Closing, three out of five CFL Board Designees will be “independent” as defined by Rule 5605(a)(2) of the Listing Rules of the Nasdaq Stock Market and, therefore, five out of nine of the members of our Board following the Closing will be “independent.”

Other than as described below under “Transactions with Related Persons-Stockholders’ Agreement-Board Representation Rights,” we do not otherwise have any oral or written agreement with any company for representatives from any company to serve on our Board.

Board Leadership Structure

The Board has not adopted a formal policy regarding the separation of the offices of Chairman of the Board and Chief Executive Officer. Rather, the Board believes that different leadership structures may be appropriate for the Company at different times, and it remains free to make this decision based on its evaluation of current circumstance.

Starting in 2016, in connection with (i) the transition of James Kirsch from Chief Executive Officer and Chairman of the Board to Executive Chairman and (ii) the appointment of Katherine Butkevich as our new CEO, we separated the offices of Chairman of the Board and Chief Executive Officer. The CEO is responsible for the strategic direction and the day-to-day leadership and performance of the Company, while the Chairman of the Board provides guidance to the CEO, sets the agenda for the Board meetings and presides over meetings of the Board. At this time, the Board believes that the current leadership structure is the best structure for the Company as it enables the Board to continue to benefit from Mr. Kirsch’s experience, skills, expertise and knowledge of the Company and the industry.  It is currently anticipated that as of the Closing, Mr. Kirsch and Mr. Jingbo Song will be appointed as co-chairpersons of the Board.

Board and Committee Meetings

During the fiscal year ended December 31, 2015, the Board held a total of seven meetings.  We do not have a policy regarding director attendance at annual meetings of our stockholders, however, all directors are strongly encouraged to attend. All directors then serving were present at our 2015 annual meeting of stockholders and four out of seven directors then serving were present at our 2016 annual meeting of stockholders.

The Board has three standing Committees: the Audit Committee, the Compensation Committee and the Nominating and Corporate Governance Committee.  During 2015, the Audit Committee met on four occasions, the Compensation Committee met on two occasions and the Nominating and Corporate Governance Committee met on two occasions. Each director, other than Donna Brazile, Stephen Pemberton and Randi Zuckerberg, attended 75% or more of the meetings of the Board and of the committees of which the director was a member.

Audit Committee

The Audit Committee was established for the purpose of overseeing our accounting and financial reporting processes and audits of our financial statements.  The Audit Committee operates under a charter approved by the Board, a copy of which is available on the Corporate Governance link of the Investor Relations section of our website, www.prodivnet.com.

The Audit Committee’s primary functions include:

•	assisting the Board with the oversight of our financial reporting process, accounting functions and the integrity of our financial statements;
•	reviewing and assessing of the adequacy of our internal controls over and procedures for financial reporting;
•	the appointment, compensation, retention and oversight of our independent auditor;
•	reviewing and discussing the relationships we have with our independent auditor in order to consider and evaluate the independent auditor’s continued independence;

•	ensuring the rotation of the lead audit partner and other significant audit partners;
•	assisting the Board with risk management oversight;
•	reviewing and approving all related-party transactions; and
•	reviewing procedures designed to assess, monitor and manage compliance with laws and regulations and our code of business conduct and ethics.

The Audit Committee meets periodically with our independent registered public accounting firm, both with and without management present.  The Audit Committee currently consists of Lee Hillman (Chair), Stephen Pemberton, Andrea Sáenz and David Schramm.  The Board has determined that each current member of the Audit Committee meets the enhanced independence standards for audit committee members under Rule 5605(c)(2) of Nasdaq’s Listing Rules and under Rule 10A-3 under the Exchange Act. The Board has also determined that Mr. Hillman meets the requirements of an audit committee financial expert under Item 407(d)(5)(ii) of Regulation S-K.  It is currently anticipated that as of the Closing, Mr. Pemberton and Ms. Sáenz will resign from the Board and will cease to serve as members of the Audit Committee.  The Company has not yet made a determination as to who the members of the Audit Committee will be as of the Closing.  However, it is currently anticipated that Xiaojing Huang will be appointed as a member of the Audit Committee as of the Closing.

Compensation Committee

The Compensation Committee operates under a charter approved by the Board, a copy of which is available on the Corporate Governance link of the Investor Relations section of our website, www.prodivnet.com.

The Compensation Committee is responsible for, among other things:

•	reviewing and approving on an annual basis corporate goals and objectives for CEO compensation, evaluating the CEO’s performance in light of those goals and objectives, and recommending to the Board the CEO’s overall compensation levels based on this evaluation;
•	reviewing and approving on an annual basis the annual base salaries and annual incentive opportunities of the CEO and the other executive officers;
•	reviewing and approving periodically all other cash-based and equity-based incentive awards and opportunities of the CEO and the other executive officers;
•	reviewing and approving any employment agreements and severance arrangements, change-in-control agreements and change-in-control provisions affecting any elements of compensation and benefits of the CEO and the other executive officers;
•	providing guidance to senior management on significant issues affecting compensation philosophy or policy; and
•	conducting a risk assessment of our compensation policies and practices.

The Compensation Committee currently consists of David Schramm (Chair), Lee Hillman, Stephen Pemberton and Andrea Sáenz.  The Board has determined that each current member of the Compensation Committee meets the independence requirements of Rule 5605(a) of Nasdaq’s Listing Rules and Rule 10C-1 under the Exchange Act.  It is currently anticipated that as of the Closing, Mr. Pemberton and Ms. Sáenz will resign from the Board and will cease to serve as members of the Compensation Committee.  The Company has not yet made a determination as to who the members of the Compensation Committee will be as of the Closing. However, it is currently anticipated that at least one CFL Board Designee will be appointed as a member of the Compensation Committee as of the Closing. The Compensation Committee has the authority to delegate its responsibilities to a subcommittee.

Compensation Consultants

The management and the Compensation Committee may, from time to time, directly retain the services of consultants or other experts to assist the management or the Compensation Committee, as the case may be, in connection with executive compensation matters.  However, during the fiscal year ended December 31, 2015, neither the management nor the Compensation Committee engaged a compensation consultant.

Nominating and Corporate Governance Committee

The Nominating and Corporate Governance Committee (the “Nominating Committee”) operates under a charter approved by the Board, a copy of which is available on the Corporate Governance link of the Investor Relations section of our website, www.prodivnet.com.

The Nominating Committee is responsible for, among other things:

•	leading the search for individuals qualified to serve as members of the Board and conducting the appropriate inquiries with respect to such persons;

•	evaluating the size and composition of the Board and its committees and recommending any changes to the Board;

•	reviewing the qualifications of, and making recommendations regarding, director nominations submitted to the Company by stockholders;

•	reviewing the Board’s committee structure and recommending to the Board for its approval directors to serve as members of each committee; and

•	reviewing and recommending committee slates annually and recommending additional committee members to fill vacancies as needed.

The Nominating Committee currently consists of Stephen Pemberton (Chair), Lee Hillman, Andrea Sáenz and David Schramm.  The Board has determined that each current member of the Nominating Committee meets the independence requirements of the Listing Rules of the Nasdaq Stock Market.  It is currently anticipated that as of the Closing, Mr. Pemberton and Ms. Sáenz will resign from the Board and will cease to serve as members of the Nominating Committee.  The Company has not yet made a determination as to who the members of the Nominating Committee will be as of the Closing. However, it is currently anticipated that at least one CFL Board Designee will be appointed as a member of the Nominating Committee as of the Closing.

Consideration of Director Nominees

The Nominating Committee’s charter includes the Company’s general director nomination policies.  The Nominating Committee believes that it is in the best interest of the Company and its stockholders to obtain highly qualified candidates to serve as members of the Board.  In addition to any past or future policies adopted by the Board, with respect to director nominations, the Nominating Committee will consider any additional factors as it deems appropriate to assist in developing a Board and committees that are diverse in nature and comprised of experienced and seasoned advisors.  These factors may include decision-making ability, judgment, personal integrity and reputation, experience with businesses and other organizations of comparable size, experience as an executive with a publicly traded company and the extent to which the candidate would be a desirable addition to the Board and any committees of the Board.

The Nominating Committee may use multiple sources for identifying director candidates, including its own contacts and referrals from other directors, members of management, the Company’s advisors and executive search firms.  The Nominating Committee will also consider director candidates recommended by stockholders in accordance with the procedures governing such recommendations in the Company’s bylaws and will evaluate such director candidates in the same manner in which it evaluates candidates recommended by other sources. Under our bylaws, if a stockholder wishes to submit a director candidate for consideration by the Nominating Committee, the stockholder must provide written notice delivered to the Secretary of the Company not less than 90 days nor more than 120 days prior to the anniversary date of the immediately preceding the annual meeting.

Board’s Role in Management of Risk

We face numerous risks more fully described in our Annual Report on Form 10-K for the fiscal year ended December 31, 2015 filed with the SEC on March 30, 2016, as amended, and our Quarterly Report for the quarter ended June 30, 2016, filed with the SEC on August 15, 2016.  Our management bears responsibility for the day-to-day management of risks we face and for communicating the most material risks to the Board and its committees.  The Board, as a whole and through its committees, is responsible for overseeing and reviewing with management Company-wide risks and the policies and practices established to manage such risks.  The Board and its committees perform their risk management function principally through the receipt of regular reports from management and discussions with management regarding risk assessment and risk management.  In its risk oversight role, the Board is responsible for satisfying itself that the risk management processes described and implemented by management are adequate and functioning as designed.

Code of Conduct and Ethics

We have adopted a Code of Conduct and Ethics that applies to all of our employees, officers and directors.  In August 2016, we amended our Code of Conduct and Ethics.  The amended Code of Conduct and Ethics is available on our web site at www.prodivnet.com under “Company – Investor Relations – Corporate Governance – Governance Documents.”  We intend to provide disclosure of any amendments or waivers of our Code of Ethics on our website within four business days following the date of the amendment or waiver.

TRANSACTIONS WITH RELATED PERSONS

The following is a summary of transactions, since January 1, 2014 and proposed transactions, to which we have been or will be a party, in which the amount involved exceeded the lesser of $120,000 or 1% of the average of our total assets at December 31, 2014 and December 31, 2015, and in which any of our directors, executive officers, beneficial holders of more than 5% of our capital stock or certain other related persons had or will have a direct or indirect material interest, other than compensation arrangements that are described under the section of this Information Statement entitled “Executive Compensation.”

Purchase Agreement

On August 12, 2016, we entered into the Purchase Agreement with CFL.  Pursuant to the Purchase Agreement, we have agreed to issue and sell to CFL, and CFL has agreed to purchase, at a price of $9.60 per share, upon the terms and subject to the conditions set forth in the Purchase Agreement, a number of shares of our Common Stock such that, after giving effect to the consummation of the transactions contemplated by the Purchase Agreement, CFL will beneficially own 51% of the outstanding shares of Common Stock on a fully-diluted basis.  In accordance with the terms of the Purchase Agreement, assuming that the full number of shares offered to be purchased by the Company in its partial issuer tender offer (the “Tender Offer”) are purchased, CFL will acquire approximately 2,197,672 shares of Common Stock from the Company (subject to reduction for shares purchased by CFL from our existing stockholder pursuant to the Co-Sale Right).

One of our existing stockholders has a co-sale right, pursuant to a Separation Agreement entered into with us on July 16, 2015 (the “Co-Sale Right”).  Pursuant to the Co-Sale Right, this existing stockholder, who holds 205,925 shares of Common Stock, has the right to sell such shares directly to CFL upon the same terms and conditions as the terms and conditions set forth in the Purchase Agreement.  To the extent the Co-Sale Right is exercised, it will reduce the number of shares of Common Stock that CFL purchases from us by approximately twice the number of shares sold in the Co-Sale Right.  This is because CFL would be purchasing shares from an existing shareholder instead of from us, and because we would be issuing fewer newly-issued shares in the Share Issuance, and therefore CFL would need to hold fewer shares in order to own 51% of the outstanding shares of Common Stock on a fully-diluted basis.  If the Co-Sale Right is exercised in full, we expect the anticipated gross proceeds from the Share Issuance to decrease by approximately $4.0 million.

Pursuant to the Purchase Agreement, if, immediately following the consummation of the Tender Offer and after giving effect to our purchase of shares  in the Tender Offer, the aggregate number of shares of Common Stock held by CFL is less than 51% of the outstanding shares of Common Stock, on a fully-diluted basis, then beginning 10 days after the closing of the Tender Offer, CFL shall have an option (the “Call Option”) to purchase, at a price per share equal to the Per Share Price, such additional number of shares of Common Stock (the “Call Option Shares”) so that immediately following the purchase of the Call Option Shares, CFL beneficially owns 51% of the outstanding shares of Common Stock on a fully-diluted basis.

Pursuant to the terms of the Purchase Agreement, we and CFL entered into an escrow agreement, pursuant to which CFL deposited approximately $1.7 million in an escrow account.  This escrow amount is intended to serve as security for CFL’s potential termination fee obligations and will be applied to the purchase price for the shares of Common Stock to be purchased by CFL at the Closing.

The Purchase Agreement contains customary representations, warranties, covenants and agreements of the parties thereto.  Completion of the Share Issuance is subject to the approval of our stockholders at a special meeting of stockholders as more fully described in our definitive proxy statement filed with the SEC on September 16, 2016. The Purchase Agreement also contains other customary closing conditions, including, among others, the execution of certain ancillary agreements and documentation; receipt of all required consents and approvals necessary to consummate the Share Issuance; the absence of any injunction or proceeding by a government entity seeking to restrain or prohibit consummation of the transactions contemplated by the Purchase Agreement; the absence of any change or event that has had or would reasonably be expected to have a material adverse effect on the Company; and receipt of a clearance by the Committee on Foreign Investment in the United States.

The Purchase Agreement also contains customary indemnification and termination provisions. If the Purchase Agreement is terminated under certain circumstances set forth in the Purchase Agreement, we may be required to reimburse CFL for its costs and expenses in connection with the Share Issuance, up to a maximum amount of $205,000, and, in certain cases, may also be required to pay CFL a termination fee of $615,000. In certain instances specified in the Purchase Agreement, upon termination by us, the escrow agent would be required to release to us the full escrow amount as a “reverse” termination fee.

Stockholders’ Agreement

At the Closing, the Company will enter into the Stockholders’ Agreement with CFL and the CFL Shareholders.  As described below, the Stockholders’ Agreement sets forth the agreement of the Company, CFL and the CFL Shareholders relating to board representation rights, transfer restrictions, standstill provisions, voting, registration rights and other matters following the Closing.

Restrictions on Acquisition of Additional Securities

Under the Stockholders’ Agreement, CFL Group will be prohibited from directly or indirectly acquiring, agreeing to acquire or publicly proposing or offering to acquire any shares of Common Stock directly from the Company or commencing any tender offer or exchange offer for any shares of Common Stock, in each case which would cause the aggregate beneficial ownership of members of the CFL Group to exceed 51% of the then outstanding shares of Common Stock, on a fully-diluted basis.  In addition, members of the CFL Group are prohibited from directly or indirectly acquiring, agreeing to acquire or publicly proposing or offering to acquire directly or indirectly, or commencing any tender offer or exchange offer for, any other capital stock of the Company or any debt securities of the Company.  Any Common Stock or rights to acquire Common Stock granted to an affiliate of CFL or a CFL Shareholder in his or her capacity as an employee, director or officer of the Company pursuant to a Board-approved compensation or equity plan are excluded from this beneficial ownership cap and are to be excluded from the calculation of the beneficial ownership of members of the CFL Group.

Notwithstanding the foregoing, members of the CFL Group will have the right to make open market purchases or privately-negotiated purchases from Company stockholders of additional shares of the Company’s Common Stock up to any amount, provided that, as a result of such purchases, there are not fewer than 350 stockholders of the Company, thus preventing the CFL Group from causing the Company to fall below the number of stockholders required to maintain a listing on the Nasdaq Capital Market.

Participation Right in Future Equity Issuances

For so long as members of the CFL Group beneficially own at least 25% of our Common Stock, CFL and the CFL Shareholders will have a participation right with respect to any future issuances of Common Stock by the Company, such that CFL and the CFL Shareholders may purchase an amount of shares necessary to maintain its then-current beneficial ownership interest, up to a maximum of 51% of the Company’s then-outstanding Common Stock, on a fully-diluted basis subject to certain exceptions.  This participation right will not apply to any issuance by the Company:

•	as consideration in any merger, acquisition or similar strategic transaction approved by the Board;

•	to directors, officers or employees, advisors or consultants pursuant to a compensation, incentive or similar plan approved by the Board;

•	as a result of the conversion of convertible securities or the exercise of any warrants, options or other rights to acquire capital stock of the Company; or

•	in an “at the market offering” or other continuous offering of equity securities by the Company.

This participation right shall also not apply to the extent that, as a result of the exercise thereof, CFL and the CFL Shareholders would beneficially own greater than 51% of the Company’s then outstanding Common Stock, on a fully-diluted basis.

Standstill

The Stockholders’ Agreement contains standstill provisions that, among other things and subject to certain exceptions, will prohibit members of the CFL Group from, directly or indirectly:

•	facilitating, knowingly encouraging, inducing, supporting or becoming a “participant” in, or a member of certain “groups” (as defined in Section 13(d) of the Exchange Act) formed for the purposes of acting with respect to, any solicitation of proxies or consents with respect to any proposal submitted to the holders of the Company’s voting securities for their consideration, vote or consent, other than any such proposal included in a definitive proxy statement of the Company including the affirmative recommendation of the Company’s Board;

•	submitting, or inducing, facilitating or knowingly encouraging the making or submission by any person or entity to the Company’s Board, Company management or any of the Company’s security holders, any proposal providing for or contemplating any merger, acquisition, sale, lease, mortgage, encumbrance or pledge or other transfer of all or a material portion of the assets of, business combination, amalgamation, share exchange, tender or exchange offer, recapitalization, reorganization, spin-off, issuance or sale or purchase of shares of any class of capital stock, dissolution, liquidation or winding up, or any similar transaction involving the securities, assets or businesses of the Company or any of its subsidiaries, except for an acquisition proposal for all of the outstanding Common Stock satisfying the conditions described below; or

•	taking any action, directly or indirectly, to change the composition of our Board or its committees such that they no longer satisfy applicable Nasdaq listing rules regarding board and committee independence.

These restrictions generally do not prohibit members of the CFL Group from:

•	making a bona fide private acquisition proposal to the Company to acquire all outstanding shares of Common Stock not then beneficially owned by members of the CFL Group, provided such proposal contemplates the acquisition of all shares of Common Stock for 100% cash consideration and is expressly and irrevocably conditioned at the time the proposal is made on the approval of both a committee (a “Special Committee”) of the Board comprised solely of independent directors, a majority of which are not CFL Board Designees (as defined above) and the affirmative vote of a majority of the outstanding shares of Common Stock not then beneficially owned by the CFL Group; or

•	transferring their shares of Common Stock in connection with a third-party tender offer or a third-party business combination proposal, provided that:

o	such third-party tender offer or proposal was not commenced or conducted as a result of a breach of the standstill provisions of the Stockholders’ Agreement; and

o	no such transfer shall be permitted during the one-year period following the Closing unless the third-party tender offer or proposal has been approved and recommended by a Special Committee or by our Board (including the affirmative vote of a majority of the independent directors, which majority includes at least one independent director that is not a CFL Board Designee).

Restrictions on Transfer

The Stockholders’ Agreement provides for certain restrictions on the ability of members of the CFL Group to transfer their shares of Common Stock for a one-year period following the Closing (the “Lock-Up Period”).  However, members of the CFL Group are permitted to transfer shares of Common Stock to:

•	their respective controlled affiliates;

•	to the Company or any of its subsidiaries; or

•	in any transaction approved in advance by the Special Committee or our Board (including the affirmative vote of a majority of the independent directors, which majority includes at least one independent director that is not a CFL Board Designee).

Notwithstanding these restrictions, during the Lock-Up Period, members of the CFL Group may transfer shares of Common Stock at any time, in a single transaction or in multiple transactions, provided the aggregate number of shares transferred may not exceed 10% of the outstanding shares of Common Stock.  In addition, as noted above under “—Standstill,” members of the CFL Group may transfer their shares of Common Stock during the Lock-Up Period in connection with a third-party tender offer or third-party business combination proposal.

Following the expiration of the Lock-Up Period, members of the CFL Group may transfer their shares of Common Stock without restriction under the Stockholders’ Agreement, provided that, as a result of such transfers, no single transferee acquires beneficial ownership of more than 14.9% of the then-outstanding outstanding shares of Common Stock.

CFL and the CFL Shareholders may transfer or issue capital stock of CFL to any party, as long as the CFL Shareholders continue to own a majority of the outstanding capital stock and voting power of CFL.

Board Representation Rights

Under the Stockholders’ Agreement, CFL and the CFL Shareholders will have the right to nominate individuals reasonably acceptable to the Nominating and Governance Committee of our Board for election as directors of the Company, for so long as the CFL Group beneficially owns 9.9% of the total voting power of the Company.  For purposes of the Stockholders’ Agreement, “total voting power” means the total number of votes represented by and entitled to be cast by holders of the Company’s outstanding voting securities.

CFL will have the right to nominate one director nominee for every 9.9% of total voting power that the CFL Group beneficially owns, provided that CFL will never have the right to nominate more than six directors regardless of how many shares of Common Stock it beneficially owns.  CFL and the CFL Shareholders may assign the right to designate a director to any third party to whom CFL or a CFL Shareholder sells 9.9% of the total voting power.

At the Closing, our Board will consist of nine directors and CFL will be entitled to designate five out of the nine directors to serve on the Board.  For so long as the Stockholders’ Agreement is in effect, the size of the Board will be fixed at nine directors.  It is currently anticipated that the following four of our existing directors, Lee Hillman, Star Jones, Jim Kirsch and David Schramm, will continue to serve on our Board.

In addition, unless otherwise approved by the Board (including the affirmative vote of a majority of the independent directors then on the Board, which majority includes at least one independent director that is not a CFL Board Designee), the Company will not seek the controlled company exception under Nasdaq rules, which means a majority of the Board, and all of the members of the Audit, Compensation and Nominating and Governance committees must be independent under Nasdaq rules.  As CFL’s board designation rights decrease, so do the number of CFL Board Designees that must be independent.  Specifically, if CFL has the right to designate:

•	five or six CFL Board Designees, then three must be independent;

•	four CFL Board Designees, then two must be independent;

•	three CFL Board Designees, then one must be independent; and

•	fewer than three CFL Board Designees, then CFL will not be required to designate any independent directors.

At least one CFL Board Designee shall serve on each committee of the Board.  At Closing, the Board will appoint co-Chairmen of the Board, who will initially be Jim Kirsch, the Company’s current Executive Chairman, and Song Jing Bo, a CFL Shareholder.  If Mr. Kirsch is no longer serving on the Board, then there will be no co-Chairmanship, and Mr. Song or another CFL Board Designee will be the sole Chairman of the Board.  Board Chairmanship will be designated by CFL for so long as CFL has board designation rights under the Stockholders’ Agreement.

The Company will maintain directors’ and officers’ liability insurance for the benefit of each CFL Board Designee on substantially similar terms as the Company’s current insurance policy, and shall provide the CFL Board Designees with all benefits as currently provided to other directors performing similar roles.

Voting

CFL and the CFL Shareholders must cause all of the shares of Common Stock held by the CFL Group to be present for quorum purposes at every meeting of the Company’s stockholders.  In addition, CFL and the CFL Shareholders will cause all of the shares of Common Stock held by the CFL Group to be voted (i) “for” the election of all director nominees approved and recommended by the Board, for so long as the Company is in material compliance with the Stockholders’ Agreement and (ii) “against” any proposal that would have the effect of circumventing the Stockholders’ Agreement.

Registration Rights

The shares to be issued to CFL at Closing will not be registered under the Securities Act of 1933, as amended (the “Securities Act”), in reliance on the exemption from registration provided by Section 4(a)(2) of the Securities Act and the rules and regulations of the SEC promulgated thereunder.  Pursuant to the Stockholders’ Agreement, following the expiration of the Lock-Up Period, CFL and the CFL Shareholders will have unlimited demand, shelf and piggyback registration rights to require the Company to effect the registration under the Securities Act of the resale of the shares of Common Stock acquired by CFL at Closing and any other shares of Common Stock acquired by CFL or the CFL Shareholders following the Closing.

CFL and the CFL Shareholders will have the right to require the Company to file a registration statement every 120 days (up to three times per year), and the Company will have the right, once per twelve-month period, to delay such filing up to 120 days. The Company will be required to use its commercially reasonable efforts to cause the registration statement to become effective.  The Company will be precluded from granting any registration rights to any party in the future that would adversely impact CFL’s registration rights.

The Company, on the one hand, and CFL and the CFL Shareholders, on the other hand, will indemnify each other for any material misstatements or omissions in any registration statement filed pursuant to the registration rights provisions of the Stockholders’ Agreement, provided that the indemnity obligations of CFL and the CFL Shareholders will cover only information provided by them expressly for inclusion in the registration statement and will be limited to the amount of net proceeds received by CFL and the CFL Shareholders in the offering to which the registration statement relates.

The registration rights of CFL and the CFL Shareholders under the Stockholders’ Agreement will terminate when CFL or the CFL Shareholder, as applicable, no longer holds “registrable securities.”  For purposes of the Stockholders’ Agreement, “registrable securities” means:

•	any shares of Common Stock issued to, purchased or acquired by CFL or a CFL Shareholder (other than in violation of the Stockholders’ Agreement); and

•	any Company securities issued or issuable to CFL or a CFL Shareholder with respect to any shares of Common Stock (including, by way of stock dividend, stock split, distribution, exchange, combination, merger, recapitalization, reorganization or otherwise).

Any particular registrable securities once issued shall cease to be “registrable securities” upon the earliest to occur of:

•	the date on which such securities are disposed of pursuant to an effective registration statement under the Securities Act;

•	the date on which such securities are disposed of pursuant to Rule 144 (or any successor provision) promulgated under Securities Act;

•	the date on which such securities may be sold without volume limitations or manner of sale restrictions pursuant to Rule 144 (or any successor provision) promulgated under the Securities Act (without the requirement for the Company to be in compliance with the current public information requirement of such rule);

•	the date on which CFL (or a CFL Shareholder, if applicable) ceases to hold, together with its affiliates, at least 10% of the then outstanding Common Stock; and

•	the date on which such securities cease to be outstanding.

Term of the Stockholders’ Agreement

The Stockholders’ Agreement will automatically terminate on the 181st day following the date on which the CFL Group beneficially owns less than 9.9% of the total voting power of our Common Stock, provided that the registration rights provided under the Stockholders’ Agreement will not terminate until CFL and the CFL Shareholders no longer hold any registrable securities as described above.  In addition, the Stockholders’ Agreement will terminate with respect to a CFL Shareholder if it no longer holds any registrable securities and ceases to control CFL, either jointly or solely. The Stockholders’ Agreement may also be terminated by the mutual written consent of the parties or if there is a dissolution of the Company.

Master Credit Facility and Related Agreements

On March 30, 2016, the Company and certain of its subsidiaries entered into a Master Credit Facility (the “Master Credit Facility”) with White Winston Select Asset Funds, LLC (the “White Winston”). The Master Credit Facility provides for a revolving credit facility in the original principal amount up to $5,000,000, provided that the borrowings thereunder may not exceed 75% of the Company’s eligible customer receivables, as determined pursuant to the Master Credit Facility, unless otherwise approved in White Winston’s discretion. Borrowings under the Master Credit Facility bear interest at 8% per annum, subject to an increase of 700 basis points in case of an event of default. As of June 30, 2016, there was $1,572,576 outstanding under the Master Credit Facility.

In connection with the closing of the Master Credit Facility, the Company issued three warrants to White Winston: (i) a warrant (the “Fixed $2.00 Warrant”) to purchase up to 125,000 shares of the Company’s Common Stock at an exercise price of $2.00 per share, (ii) a warrant (the “Pro Rata Warrant”) to purchase at an exercise price of $2.00 per share a certain number of shares of the Company’s Common Stock, up to 218,750 shares, pro rata based on the ratio of the actual advances made under the Master Credit Facility to the maximum principal amount of the Master Credit Facility, and (iii) a warrant (the “Fixed $20 Warrant,” and together with the Fixed $2.00 Warrant and the Pro Rata Warrant, the “Warrants”) to purchase up to 125,000 shares of the Company’s Common Stock at an exercise price of $20 per share.  The Fixed $2.00 Warrant and the Pro Rata Warrant are exercisable for five years from the date of issuance and the Fixed $20 Warrant is exercisable for five years beginning on December 30, 2016. As the holder of the Fixed $2.00 Warrant and the Pro Rata Warrant, White Winston was the beneficial owner of approximately 15.92% of the Company’s Common Stock as of the date of this Information Statement.

In connection with the closing of the Master Credit Facility, the Company also entered into a Board Representation Agreement (the “Board Representation Agreement”) with White Winston. Under the Board Representation Agreement, we granted White Winston the right to designate nominees for election to our Board from the date the principal amount outstanding under the Master Credit Facility first exceeds $2,000,000 until such time as White Winston’s interest (calculated pursuant to the terms of the Board Representation Agreement) falls below five percent for 60 consecutive days. Pursuant to the terms of the Board Representation Agreement, White Winston also received the right, subject to certain exceptions, to purchase a portion of any shares of Common Stock and any warrants, options, debentures or other securities exercisable or exchangeable for or convertible into shares of Common Stock offered for sale by the Company. The number of new securities White Winston will be entitled to purchase shall be determined pursuant to the terms of the Board Representation Agreement in proportion to White Winston’s interest.

On August 10, 2016, we and our wholly-owned subsidiaries, NAPW, Inc., Noble Voice LLC and Compliant Lead LLC, entered into an Amendment to Master Credit Facility and Consent and Waiver Agreement (the “Amendment”) with White Winston.  Pursuant to the Amendment, White Winston consented to the acquisition of our Common Stock by CFL and the other transactions contemplated by the Purchase Agreement and waived its participation rights and board representation rights under the Board Representation Agreement in connection therewith.  In consideration for the Amendment, we agreed that the Pro Rata Warrant shall be fully exercisable, notwithstanding the pro rata formula set forth in the Warrant, and paid a fee of $15,000.  In addition, White Winston granted us an option to repurchase its outstanding, in-the-money Warrants following consummation of the Tender Offer on the terms set forth in the Amendment.

The Company is also a party to a Consulting and Monitoring Agreement (the “Consulting Agreement”) with White Winston, pursuant to which the Company shall pay to White Winston a monthly monitoring fee at White Winston’s hourly rate and shall reimburse White Winston for all reasonable and necessary out of pocket fees and expenses. As of September 30, 2016, the Company had paid $138,325 to White Winston under the Consulting Agreement.

Merger with NAPW

On September 24, 2014 (the “Closing Date”), the Company closed its merger transaction with NAPW Merger Sub, Inc., a Delaware corporation and wholly-owned subsidiary of the Company, NAPW, Inc., a New York corporation (“Old NAPW”), and Mr. Proman, then the sole shareholder of Old NAPW, pursuant to an Agreement and Plan of Merger, dated as of July 11, 2014 (the “Merger Agreement”).  In accordance with the terms of the Merger Agreement, on the Closing Date, all shares of Old NAPW common stock issued and outstanding immediately prior to the effective time of the Merger were converted into and became the right to receive 638,872 shares of our Common Stock, which were issued to Mr. Proman as sole shareholder of Old NAPW.  In addition, pursuant to separate subscription agreements, 119,887 shares of our Common Stock were issued to Ms. Jones, then Old NAPW’s President and National Spokeswoman, and 29,972 shares were issued to Mr. Wesser, then Old NAPW’s General Counsel. Ms. Jones is now an executive officer and a director of the Company, and Mr. Wesser is also now an executive officer of the Company.  Additionally, at the effective time of the merger, the Company, as additional consideration, paid to Proman, in cash, $3,555,000 and issued to Proman (i) a promissory note in the original principal amount of $445,000, (ii) an option to purchase 22,875 shares of our Common Stock at a price of $27.6 per share, (iii) a warrant to purchase 6,250 shares of our Common Stock at a price of $32.00 per share and (iv) a warrant to purchase 16,407 shares of our Common Stock at a price of $80.00 per share.

The Company has an outstanding promissory note in the amount of $445,000 (the “Promissory Note”) payable to Mr. Proman.  The Promissory Note has an annual interest rate of 0.35%, was originally to mature on August 15, 2015, and was due and payable in quarterly installments of $137,500 on each of November 15, 2014, February 15, 2015, May 15, 2015, with a final payment of $32,500 payable on August 15, 2015. Pursuant to the terms of the Separation Agreement and Mutual Release of All Claims (the “Separation Agreement”) dated July 16, 2015, between Mr. Proman and the Company, the maturity of the Promissory Note was extended until repayment in full of the principal amount outstanding thereunder along with the accrued interest. In addition, Mr. Proman agreed to, among other things, forfeit any amounts owed to him under the Promissory Notes in case he breaches his obligations under the Separation Agreement. See “Executive Compensation—Separation Agreement with Matthew B. Proman” for further details on the terms of the Separation Agreement. The other terms of the Promissory Note remained unchanged.

Our repayment obligations under the Promissory Note are subject to certain performance criteria.  If NAPW (on a stand-alone basis) on any payment date fails to meet such performance criteria as of the end of the fiscal quarter then most recently ended with respect to gross revenue and net cash from operations, then the Company’s obligation to make payments of principal and accrued interest on that date will be deferred to the next payment date that follows the next fiscal quarter end during which NAPW is able to meet such performance criteria, and the maturity date shall be correspondingly extended until such time as the note may be repaid in full. If NAPW (on a stand-alone basis) on any payment date, as of the end of the fiscal quarter then most recently ended, satisfies the gross revenue performance criteria, but fails to satisfy the cash flow performance criteria, then the Company will only be required to make payments of interest and principal to the extent NAPW has positive cash flows from operations equal to or greater than the amount due, as defined in the Promissory Note.  The Promissory Note is not convertible or exchangeable for shares of our Common Stock, is unsecured and may be prepaid, in full or in part, at any time by the Company without premium or penalty.  The amounts owing under the Promissory Note may be accelerated upon the occurrence of an event of default.

Also, at the effective time of the merger, as a condition to the closing of the merger, Messrs. Proman and Wesser, Ms. Jones (collectively, the “NAPW Affiliates”) and the Company entered into a registration rights agreement (the “Registration Rights Agreement”), pursuant to which the Company, on March 31, 2015, filed an amended universal shelf registration on Form S-3 (File No. 333-201341) with the SEC providing for, among other things, the resale of the shares by the holders of shares of Common Stock issued to them in connection with the Merger.  The Company is further required to use its best efforts to keep such registration statement effective until the earlier of three years thereafter or when each of the parties to the Registration Rights Agreement (other than the Company) can sell all of his or her shares without the need for current public information or other restriction pursuant to Rule 144 under the Securities Act of 1933, as amended (the “Securities Act”).  Once sold by the holders under the registration statement, the shares will be freely tradable without restriction or further registrations under the Securities Act.

EXECUTIVE COMPENSATION

In this section, we describe our compensation programs and policies and the material elements of compensation for the year ended December 31, 2015 for our Chairman and Chief Executive Officer, and our two most highly compensated executive officers, other than our Chief Executive Officer, whose total compensation was in excess of $100,000.  We refer to all individuals whose executive compensation is disclosed in this Information Statement as our “named executive officers.”

Our Compensation Committee is responsible for reviewing and evaluating the components of our compensation programs, including employee base salaries and benefit plans.  The Compensation Committee will provide advice and recommendations to the Board on such matters.  See “Corporate Governance — Compensation Committee” for further details on the role of the Compensation Committee.

Summary Compensation Table

The following table provides information regarding the compensation earned during the years ended December 31, 2015 and December 31, 2014 by our Chairman and Chief Executive Officer, and our two most highly compensated executive officers, other than our Chief Executive Officer, whose total compensation was in excess of $100,000.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	All Other Compensation ($)		Total ($)
James Kirsch,	2015	$327,438	$100,000	—	$9,504	(2)	$436,942
Chairman and Chief Executive Officer(1)	2014	$256,250	$50,000	—	$9,504		$315,754
Star Jones,	2015	$300,000	$—	—	$24,895	(2)	$324,895
President, Chief	2014	$80,769	$—	$5,361,347	$21,405		$5,463,521
Development Officer
David Mecklenburger	2015	$251,875	$50,000	$—	$—		$301,875
Chief Financial Officer
Matthew Proman	2015	$153,365	$—	$—	$221,750	(2)	$375,115
Former Chief Operating Officer

(1)	Our Board re-designated Mr. Kirsch from his position as our Chief Executive Officer on March 30, 2016. Mr. Kirsch is continuing to serve as our Executive Chairman with management responsibility for the Company’s PDN Network and Noble Voice divisions.

(2)	All other compensation consists of the following: (1) for Mr. Kirsch, an auto allowance of $9,504, (2) for Ms. Jones, an auto allowance of $7,630, $3,360 for parking and, from January 2015 to March 2015, $13,905 paid to Ms. Jones’ personal driver and (iii) for Mr. Proman, $10,500 for an auto allowance, $5,000 for a personal driver and a severance payment of $206,250.

(3)	The amounts shown in the Stock Awards column reflect unique restricted stock awards granted to Ms. Jones in connection with our merger with NAPW. These awards represent a portion of the total amount of merger consideration that Mr. Proman requested be paid to Ms. Jones in recognition of the considerable services she provided to NAPW. Due to the fact that Ms. Jones was a shareholder in NAPW, these restricted stock awards are considered compensatory and are shown in the table below.

Employment Agreements with Named Executive Officers

We currently have employment agreements with James Kirsch, the Company’s Executive Chairman, who served as its Chief Executive Officer through March 30, 2016; Star Jones, the Company’s President; and David Mecklenburger, the Company’s Chief Financial Officer (each such agreement, an “Employment Agreement,” and collectively, the “Employment Agreements”).

The Employment Agreement with Mr. Kirsch provides that he will serve as the Company’s Chief Executive Officer and may be designated to serve as Executive Chairman of the Board and receive an annual base salary of $275,000. Ms. Jones’s Employment Agreement provides that she will serve as the Company’s President and receive an annual base salary of $300,000, and that she shall have the opportunity to discuss her duties and responsibilities with the Chief Executive Officer. Mr. Mecklenburger’s Employment Agreement provides that he will serve as the Company’s Chief Financial Officer and receive an annual base salary of $200,000. Since the end of the fiscal year ended December 31, 2014, the Compensation Committee recommended, and the Board approved, an increase in the annual base salary payable to Mr. Kirsch from $275,000 to $325,000, effective January 1, 2015 and an increase in the annual base salary payable to Mr. Mecklenburger from $200,000 to $250,000, effective January 1, 2015.

Each Employment Agreement provides the named executive officer with an initial term of three years that automatically renews for successive one year terms unless either party provides advance written notice of its intention to terminate the Employment Agreement. The base salary of each of Mr. Kirsch and Mr. Mecklenburger will be automatically increased annually by the greater of 3% of his then current base salary or the annual percentage increase in the Consumer Price Index. In March 2016, Mr. Kirsch became our Executive Chairman and Katherine Butkevich was appointed Chief Executive Officer.  As a result, the term of Mr. Kirsch’s Employment Agreement was automatically renewed for another three years, and his base salary in effect immediately prior to his change in role cannot be reduced.

The Employment Agreements provide that each named executive officer will be eligible for an annual bonus and have his or her salary reviewed each year by the Board. In addition, the named executive officers will be reimbursed for all reasonable business expenses incurred in the ordinary course of business and taking into consideration each such Executive’s unique responsibilities within the Company. The Employment Agreements also generally permit the Executives to participate in all benefit plans and programs offered by the Company.

Under the terms of the Employment Agreements, each named executive officer is subject to a non-competition, non-interference and non-raiding restrictive covenant during their employment and 18 months following the named executive officer’s last day of employment with the Company. In the event that a named executive officer’s employment is terminated without “Cause” or the named executive officer resigns for “Good Reason” (as those terms are defined by the Employment Agreements), the post-employment restrictive covenant period may not extend past the severance period (as described below). The Employment Agreements also contain customary confidentiality, work product and return of Company property covenants.

The Employment Agreements provide each named executive officer with severance pay in the event that such named executive officer is terminated without “Cause” or resigns for “Good Reason.”  Upon such a termination of employment, such named executive officer is entitled to continue to receive such named executive officer’s monthly salary at his or her then current rate for the greater of six months or the number of remaining whole months in such named executive officer’s term (whether the initial term or an extension), as well as a pro rata bonus based on the Company’s actual performance for the year in which such termination occurs.  Finally, Ms. Jones’ Employment Agreement also provides that she will become immediately fully vested in any unvested shares of restricted stock granted to her in connection with the merger with NAPW, Inc. upon her termination without “Cause” or her resignation for “Good Reason.”

Separation Agreement with Matthew B. Proman

On July 16, 2015, the Company entered into the Separation Agreement with Mr. Proman, the Company’s former Executive Vice President and Chief Operating Officer, in connection with Mr. Proman’s resignation from his executive officer positions at the Company and from the Board.

Under the terms of the Separation Agreement, the Company agreed to pay to Mr. Proman lump-sum severance in the amount of $206,250, equal to the value of nine months of his annual salary, less all legally required payroll deductions. The Company also agreed to reimburse Mr. Proman for the amount of any premiums for individual medical insurance for Mr. Proman that are paid by Mr. Proman under the Consolidated Omnibus Budget Reconciliation Act (COBRA) during the nine-month period following the date of the Separation Agreement. Mr. Proman released and discharged the Company and its officers, directors, employees and agents from any and all claims, whether now known or unknown, which Mr. Proman then had or had had based upon or arising out of any matter occurring or existing at any time up to and including the date of the Separation Agreement. The Company likewise released and discharged Mr. Proman from any and all claims, whether then known or unknown, which the Company then had or had had based upon or arising out of any matter occurring or existing at any time up to and including the date of the Separation Agreement. In addition, the parties agreed that (i) the warrant to purchase 6,250 shares of the Company’s Common Stock for $32.00 per share, (ii) the warrant to purchase 16,407 shares of the Company’s common stock for $80.00 per share and (iii) options to purchase 22,875 shares of the Company’s Common Stock at $27.6 per share, received by Mr. Proman in connection with the merger with NAPW, shall expire three calendar years from the date of the Separation Agreement.

Mr. Proman also agreed to provisions in the Separation Agreement prohibiting him from, for a period of one year following the date of the Separation Agreement, (i) disparaging the Company or any of its subsidiaries, or any of its or their products and services, directors, officers, employees or other agents, (ii) competing against the Company or any of its subsidiaries, (iii) soliciting the termination of any employee of the Company or any of its subsidiaries and (iv) interfering with the relationship between the Company and its subsidiaries, on the one hand, and their customers, on the other hand. As liquidated damages under the Separation Agreement payable in case of a breach by Mr. Proman of the foregoing obligations, Mr. Proman agreed to forfeit (a) any amounts owed to him under the Promissory Note and (b) all of his rights to acquire shares of the Company’s Common Stock upon the exercise of the following warrants and options held by Mr. Proman as of the date of the Separation Agreement, including the warrants and options received by Mr. Proman in connection with the merger with NAPW. See “Transactions with Related Persons—Merger with NAPW” for further details on the terms of the Promissory Note.

Under the terms of the Separation Agreement, the Company also reaffirmed its obligation to keep registered under its shelf registration statement on Form S-3 (Registration No. 333-201341) under the Securities Act, or on a shelf registration statement filed by the Company upon expiration of the then effective shelf registration statement, the resale of the shares of the Company’s Common Stock (including the shares underlying the warrants and stock options) issued to Mr. Proman as consideration for the merger with NAPW. Under the Separation Agreement, the Company also granted to Mr. Proman a co-sale right such that at any time that the Company proposes to sell shares of its Common Stock in a private placement or public offering, Mr. Proman would have the opportunity to participate in such sale by causing one of his shares to be included in the sale with each share of Common Stock the Company proposes to sell, at the price per share at which the Company will be selling its shares.

The Company also agreed to release Mr. Proman from the provisions of the Registration Rights Agreement that would otherwise prohibit him from selling the Merger Shares prior to September 24, 2015.

Outstanding Equity Awards at December 31, 2015

The following table sets forth the equity awards we have made to our named executive officers that were outstanding as of December 31, 2015.  All share and share-based numbers in the footnotes to this table reflect the Company's one-for-eight reverse stock split effected on September 27, 2016.

	Option Awards					Stock Awards
Name	Number of Securities Underlying Unexercised Options (#) exercisable	Number of Securities Underlying Unexercised Options (#) unexercisable		Option Exercise Price ($)	Option Expiration Date	Number of shares of stock that have not vested (#)		Market Value of shares or units that have not vested
James Kirsch	—			—	—	—		—
Star Jones	—			—	—	79,925	(1)	$39,963	(2)
David Mecklenburger	1,250	2,500	(3)	$27.6	3/31/2024	—		—
Matthew Proman	22,875	0		$27.6	9/24/2019	—		—

(1)	Represents unvested portion of an award of 119,887 shares of restricted stock granted to Ms. Jones pursuant to the Restricted Stock Agreements entered into on December 30, 2014. Each Restricted Stock Agreement provides that the applicable named executive officer may become vested in his or her shares of Restricted Stock according to the following schedule, contingent upon such named executive officer’s continued employment with the Company (or a subsidiary) on such date: (i) 33 1/3% of the shares of the Restricted Stock vested on September 24, 2015; (ii) 33 1/3% of the shares of the Restricted Stock will vest on September 24, 2016; and (iii) 33 1/3% of the shares of the Restricted Stock will vest on September 24, 2017.

(2)	The market value of the unvested portion of the restricted stock is calculated by multiplying the closing price of the Company’s Common Stock on December 31, 2015 ($4.00) by the number of unvested restricted stock.

(3)	The stock options awarded pursuant to this stock option grant vest and become exercisable in three equal installments on each anniversary of the grant date (March 31, 2014).

DIRECTOR COMPENSATION

During 2015, we paid our non-employee directors the following fees in cash: (1) $500 or $1,500 for each Board meeting attended telephonically or in person, respectively, (2) $500 for each Committee meeting attended, (3) $2,500 for serving on the Audit Committee and $5,000 for serving as the Audit Committee Chair and (4) $1,000 for serving on the Compensation Committee and $1,000 for serving as the Compensation Committee Chair. In addition, during 2015 non-employee directors received option grants with a grant date fair value of $25,000.  The Audit Committee Chair and the Compensation Committee Chair received an additional option grant with a grant date fair value of $25,000 and $10,000, respectively.

Mr. Kirsch served as our Chief Executive Officer and Ms. Jones served as our President during 2015.  As executive officers, these individuals are not compensated for their service as directors.

The following table details the total compensation earned by the Company’s non-employee directors in 2015:

Name	Fees Earned or Paid in Cash ($)		Option Awards ($)(6)	All Other Compensation ($)		Total ($)
Donna Brazile	$3,000	(1)	$9,541	$-		$12,541
Daniel Marovitz	$16,000	(2)	$13,357	$-		$29,357
Stephen Pemberton	$8,000	(3)	$9,541	$-		$17,541
Barry Feierstein	$11,375	(4)	$9,922	$83,400	(7)	$104,697
Andrea Sáenz	$6,125	(5)	$9,541	$-		$15,666
Randi Zuckerberg	$2,000	(1)	$9,541	$-		$11,541
__________

(1)	Represents Board meeting fees earned during 2015.

(2)	Represents Board and committee meeting fees earned during 2015 as well as fees earned for Mr. Marovitz’s service as Chair of the Audit Committee and as a member of the Compensation and Governance Committees.

(3)	Represents Board and committee meeting fees earned during 2015 as well as fees earned for Mr. Pemberton’s service as a member of the Compensation and Governance Committees.

(4)	Represents Board and committee meeting fees earned during 2015 as well as fees earned for Mr. Feierstein’s service as a member of the Audit and Governance Committees through August 2015 and for his services as a Chair of the Compensation committee through August 2015. Mr. Feierstein stepped down from all committees in September 2015.

(5)	Represents Board and committee meeting fees earned during 2015 as well as fees earned for Ms. Sáenz’s service as a member of the Audit and Compensation Committees.

(6)	Represents the grant date fair value of the stock options awarded to each non-employee director on March 23, 2015 under FASB ASC Topic 718. Please refer to Note 13 of our Consolidated Financial Statements included in our Annual Report on Form 10-K for the fiscal year ended December 31, 2015, as amended, for the assumptions utilized in calculating fair value.

The table below sets forth the unexercised options held by each of our non-employee directors outstanding as of December 31, 2015. The share numbers reflect the Company's one-for-eight reverse stock split effected on September 27, 2016.

Name	Aggregate Number of Unexercised Stock Options Outstanding at December 31, 2015
Donna Brazile	638
Daniel Marovitz	15,368
Stephen Pemberton	1,055
Barry Feierstein	1,080
Andrea Sáenz	1,055
Randi Zuckerberg	638

(7)	Represents consulting fees paid to Mr. Feierstein for consulting services provided to the Company after Mr. Feierstein stepped down from all Board committees.

OTHER MATTERS

Section 16(a) Beneficial Ownership Compliance

Section 16(a) of the Exchange Act requires that our executive officers and directors, and persons who own more than ten percent of a registered class of our equity securities, file reports of ownership and changes in ownership with the SEC.  Executive officers, directors and greater-than-10 percent stockholders are required by SEC regulations to furnish us with all Section 16(a) forms they file.  Based solely on our review of the copies of the forms received by us and written representations from certain reporting persons, we believe that, during the year ended December 31, 2015, all of our executive officers, directors and greater-than-ten percent stockholders complied with all Section 16(a) filing requirements, except that one Form 4 for each of Donna Brazile, Barry Feierstein, Daniel Marovitz, Stephen Pemberton, Andrea Sáenz and Randi Zuckerberg reporting the grant of stock options was not timely filed due to an administrative error.

Stockholder Communications

Stockholders may communicate with one or more directors or the Board as a whole by sending written communications addressed to such person or persons to the Secretary, Professional Diversity Network, Inc., Attention:  Secretary, 801 W. Adams Street, Suite 600, Chicago, Illinois 60607.  All communications will be compiled by the Secretary and relayed to the applicable director or directors.

Available Information

We maintain an internet website at www.prodivnet.com. Copies of the charters of each of the Audit Committee, Compensation Committee and Nominating Committee, together with certain other corporate governance materials, including our Code of Conduct and Ethics, can be found under the Investor Relations—Corporate Governance section of our website at www.prodivnet.com, and such information is also available in print to any stockholder who requests it at the address below.

Our 2015 Form 10-K and Amendment No. 1 thereto, both as filed with the SEC, including the financial statements and schedules thereto, are available, free of charge, through the Investor Relations—Corporate Governance section of our internet website at www.prodivnet.com. A request for a copy of such report should be directed to Professional Diversity Network, Inc., Attention:  Secretary 801 W. Adams Street, Suite 600, Chicago, Illinois 60607. A copy of any exhibit to the 2015 Form 10-K will be forwarded following receipt of a written request with respect thereto.

By Order of the Board of Directors

James Kirsch
Executive Chairman of the Board of Directors